UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 10, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT

RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS OF THE COMPANY ON 10 DECEMBER 2008

The Company hereby announces that certain resolutions were passed by the board of directors of the Company on 10 December 2008.

Pursuant to the Articles of Association and the Rules and Procedures for the Board of Directors
(董事會議事規則和議事程序) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Li Fenghua, the Chairman, the sixteenth meeting (the “Meeting”) of the fifth session of the board of directors of the Company (the “Board”) was held on 10 December 2008 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

Mr. Li Fenghua, as the Chairman and non-executive director of the Company, Mr. Li Jun, as Vice Chairman and non-executive director of the Company, Mr. Cao Jianxiong, as executive director of the Company, Mr. Luo Chaogeng, as non-executive director of the Company, Mr. Luo Zhuping, as executive director of the Company, and Mr. Hu Honggao, Mr. Wu Baiwang, Mr. Peter Lok, Mr. Zhou Ruijin, as independent non-executive directors of the Company, attended the Meeting. Mr. Xie Rong, as independent non-executive director of the Company, authorized Mr. Wu Baiwang, as an independent non-executive director of the Company, to vote in favor of the resolutions for him.

The directors of the Company (the “Directors”) present at the Meeting confirmed they had received the notice of the Meeting. All of the supervisors of the Company, Mr. Luo Weide, as chief financial officer of the Company, and certain heads of the relevant departments of the Company also attended the Meeting. The quorum present at the Meeting (including proxy) complied with the relevant requirements under the Company Law of the People’s Republic of China and the Articles of Association of the Company. The Meeting was legally and validly held.

The Meeting was chaired by Mr. Li Fenghua, the Chairman. The Directors present at the Meeting fully considered and unanimously approved the following resolutions item by item:

1.
The resolution on “China Eastern Airlines Corporation Limited satisfies the conditions for non-public issuance of A shares of the Company to specific placees” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

2.
The resolution on the “Proposal for the non-public issuance of A shares of the Company to specific placees by China Eastern Airlines Corporation Limited” was considered and passed. Relevant issues under the said non-public issue, including the class of shares to be issued, the nominal value, method of issue, number of shares to be issued, price determination date, issue price, lock-up period arrangement, target subscribers and method of subscription, use of proceeds, place of listing, arrangement of retained profits etc. were determined. In addition, the terms and conditions under the “A Shares Subscription Agreement” were also approved and confirmed, which will be submitted to the shareholders’ meeting, class meetings of the shareholders of A shares and H shares of the Company respectively for voting and approval (the said resolution shall be effective for one year from the date such resolution is submitted to the shareholders’ meeting for approval).

3.
The resolution on the “Proposal for the specific issuance of H shares of the Company to specific placees by China Eastern Airlines Corporation Limited” was considered and passed. Relevant issues including the class of the shares to be issued, the nominal value, method of issue, number of shares to be issued, issue price, lock-up period arrangement, target subscribers and method of subscription etc. were determined. In addition, the terms and conditions under the “H Shares Subscription Agreement” were also approved and confirmed, which will be submitted to the shareholders’ meeting, class meetings of the shareholders of A shares and H shares of the Company respectively for voting and approval (the said resolution shall be effective for one year from the date such resolution is submitted to the shareholders’ meeting of the Company for approval).

4.
The resolution on the “Plan for the non-public issuance of A shares of the Company by China Eastern Airlines Corporation Limited” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

5.
The resolution on the “Authorization to the Board by the shareholders at the shareholders’ meeting to proceed with the matters relating to the non-public issuance of A shares of the Company and the specific issuance of H shares of the Company” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

6.
The resolution on the “Feasibility report on the use of the proceeds from the non-public issuance of A shares of the Company” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

7.
The resolution on the “Waiver by the shareholders at the shareholders’ meeting in relation to the requirement of a general offer by China Eastern Air Holding Company” was considered and passed, which will be submitted to the shareholders’ meeting for approval.

8.	The resolution on the “Regulation on the management of the proceeds of China Eastern Airlines Corporation Limited” was considered and passed.

9.
The resolution on the “Proposal relating to the convening of the extraordinary shareholders’ meeting (the “EGM”) and class meetings of the shareholders of A shares and H shares of the Company” was considered and passed. It was agreed that the EGM, class meetings of the shareholders of A shares and H shares of the Company be convened and the authorization was granted to the Chairman to separately determine the date and time for convening each of the shareholders’ meetings, which will be announced on another date.

10.
The resolution on the “Publication or provision of corporate communication on the Company’s website to the shareholders of H shares of the Company” was considered and passed, which will be submitted to the shareholders’ meeting for approval. Details of the resolution are set forth as follows:

It was approved that from 1 January 2009, the Company may publish or provide corporate communications through its website (www.ce-air.com) to the shareholders of H shares of the Company whom has met the following conditions: (i) the Company has asked each of the shareholder of H shares of the Company to agree that the general or specific corporate communications will be published or provided by the Company to them through its website; and (ii) the Company has not received any objection from such shareholders within a period of 28 days from the date the above request was being sought. The shareholders of H shares of the Company who meet the above two conditions will be deemed as having agreed that the Company may publish or provide corporate communications to them through its website.

The Directors are duly authorized to make amendments to relevant clauses of the Articles of Association and execute all such documents and/or do all such matters and take all such actions which the Directors may deem necessary or expedient and in the interest of the Company for the purpose of effecting the publication and provision of the corporate communications to the shareholders of H shares of the Company through the Company’s website.

Among which, “Corporate Communications” means any document published or to be published by the Company for the information of or actions by any shareholder of the Company, including but not limited to, (a) reports of directors, annual accounts of the Company together with auditors’ report and (where applicable) summary financial report; (b) interim reports and (where applicable) summary of interim report; (c) notices of meetings; (d) listing documents; (e) circulars; and (f) forms of proxy.

The resolutions no.2, no.3, no.4, no.5 and no.7 mentioned above are connected transactions. The Directors present at the Meeting have considered the opinions from the independent directors. Mr. Li Fenghua, Mr. Li Jun, Mr. Cao Jianxiong and Mr. Luo Chaogeng, being the directors who relate to the subject matter, are present at the Meeting but have abstained from voting at the Meeting. The Directors present at the Meeting unanimously have considered that such transactions are finance project of the Company, which are under normal commercial terms, are in the interest of the Company and its shareholders as a whole, and will benefit the long term development of the Company.

By order of the Board of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent Non-executive Director)
Peter Lok	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China
10 December 2008